Exhibit 99.1

KBS Fashion Group Limited Announces Financial Results for the Third Quarter of 2018

SHISHI, China, Dec. 31, 2018 -- KBS Fashion Group Limited (“KBS” or the “Company”) (NASDAQ: KBSF), a leading fully-integrated casual menswear company in China, today announced its unaudited financial results for the quarter ended September 30, 2018.

Third Quarter of 2018 Financial Highlights

●	Net revenues decreased by 25.1% to $3.55 million for the third quarter of 2018 from $4.74 million for the same period of last year.

●	Gross profit increased by 144.1% to $0.69 million for the third quarter of 2018 from gross loss of $1.57 million for the same period of last year. Gross margin was 19.5% for the third quarter of 2018, compared to negative gross margin of 33.1% for the same period of last year.

●	Operating loss decreased by 86.0% to $0.77 million for the third quarter of 2018 from operating loss of $5.52 million for the same period of last year.

●	GAAP net loss was $0.62 million, or $0.28 loss per basic and diluted share, for the third quarter of 2018, compared to net loss of $4.32 million, or $1.26 loss per basic and diluted share, for the same period of last year.

Mr. Keyan Yan, Chief Executive Officer of the Company commented, “Similar to the second quarter, we continue to face a challenging garment market. In the third quarter, we managed to increase our OEM sales and have been working to increase our sales through cross-broader e-Commerce channels. Given the growing opportunities in the OEM division, we are confident in our ability to improve company profitability and focus on our online sales which have greater growth potential. The management team is committed to improving overall performance in the business and increasing shareholders’ long-term value.”

Third quarter of 2018 Financial Results Analysis

Table 1
	For the Three Months Ended September 30,
($ millions, except per share data)	2018	2017	% Change
Revenues	3.55	4.74	-25.1%
Distribution network	2.77	3.29	-15.7%
Corporate stores	0.16	1.05	-84.3%
OEM	0.61	0.40	51.9%
Gross profit	0.69	-1.57	-144.1%
Gross margin	19.5%	-33.1%	-0.9 pp
Operating income (loss)	-0.77	-5.52	-86.0%
Operating (loss) margin	-21.7%	-116.4%	-77.1 pp
GAAP net income (loss)	-0.62	-4.32	-85.7%
GAAP Earnings (loss) per share	-0.28	-1.26	-78.1%

Revenues

Total revenues decreased by $1.19 million, or 25.1%, to $3.55 million for the third quarter of 2018 from $4.74 million for the same period of last year. The decrease was primarily due to the decreased sales from distribution network and corporate stores divisions.

	For the Three Months Ended September 30,
	2018			2017
($ millions)	Revenues	Gross Profit	Gross Margin	Revenues	Gross Profit	Gross Margin
Distribution network	2.77	0.44	16.0%	3.29	0.36	11.1%
Corporate stores	0.16	0.06	35.9%	1.05	-2.04	-195.0%
OEM	0.61	0.19	30.6%	0.40	0.10	25.4%
Total	3.55	0.69	19.5%	4.74	-1.57	-33.2%

Revenues from the Company’s distribution network decreased by $0.52 million, or 15.7%, to $2.77 million for the third quarter of 2018 from $3.29 million for the same period of last year. Distribution network contributed 78.1% of total revenues for the third quarter of 2018, compared to 69.4% for the same period of last year. The decrease in distribution network sales was due to the termination of bad contracts with customers in the third quarter of last year. Additionally, KBS continuously liquidated its previous excess inventory and limited orders based on the customers’ demands.

The Company’s distributor network consisted of 14 distributors in 12 provinces during the third quarter of 2018, compared to the same amount of distributors in 12 provinces during the same period of last year. Most of these distributors, either directly or through their sub-distributors, operate KBS-branded stores. Some wholesale distributors sold the products to multi-branded stores and online stores. As of September 30, 2018, the Company’s distributors operated 38 branded franchise stores, primarily in second and third tier cities. KBS products distributed to the fourth and fifth tier cities are primarily sold in multi-branded department stores and online shops. As a comparison, the Company’s distributors operated 46 branded franchise stores as of September 30, 2017.

The following table lists by region the number of retail stores operated by distributors and sub-distributors as of September 30, 2018:

Location	As of September 30, 2018
Fujian	7
Guangdong	2
Guangxi	3
Jiangsu	4
Anhui	1
Zhejiang	2
Chongqing	4
Inner Mongolia	1
Tianjin	3
Hebei	4
Heilongjiang	3
Sichuan	4
Total	38

Revenues from corporate stores sales decreased by $0.88 million, or 84.3%, to $0.16 million for the third quarter of 2018 from $1.05 million for the same period of last year. Corporate stores accounted for 4.6% of total revenues for the third quarter of 2018, compared to 22.1% for the same period of last year. The decrease in corporate store sales was due to decreased sales volume.

Revenues from OEM sales increased by $0.21 million, or 51.9% to $0.61 million for the third quarter of 2018 from $0.40 million for the same period of last year. OEM accounted for 17.3% of total revenues for the third quarter of 2018, compared to 8.5% for the same period of last year. The OEM segment is comprised of products that are designed by the customers and manufactured by the Company. The increase in revenues from OEM sales was primarily due to the additional orders increased from the newly added client, Hangzhou Yiyuan Apparel Co.

Cost of Sales and Gross Profit

Total cost of sales decreased by $3.45 million, 54.7%, to $2.86 million for the third quarter of 2018 from $6.31 million for the same period of last year.

Total gross profit increased by $2.26 million, or 144.1%, to $0.69 million for the third quarter of 2018 from negative gross profit of $1.57 million for the same period of last year. Gross profits for distribution network, corporate stores and OEM were $0.44 million, $0.06 million, and $0.19 million, respectively, for the third quarter of 2018, compared to $0.36 million, negative gross profit of $2.04 million, and $0.10 million, respectively, for the same period of last year.

Overall gross margin was 19.5% for the third quarter of 2018, compared to negative gross margin of 33.2% for the same period of last year. On a segment basis, gross margins for distribution network, corporate stores and OEM were 16.0%, 35.9%, and 30.6%, respectively, for the third quarter of 2018, compared to 11.1%, -195.0%, and 25.4%, respectively, for the same period of last year.  The significant increase in gross margin for distribution network is due to the launch of newly developed products and price advantages of the Company’s new products. The increase in the price has helped offset the decreased volume in sales. Additionally, the VAT decreased from 17% to 16% which contributed to an improved growth margin. The increase in overall gross margin was due to the Company buying back inventory from the distributors and selling them at a discount last year, therefore, when the normal prices were resumed this year, the gross margin returned to a normal range.

Operating Expenses and Operating Income (Loss)

Distribution and selling expenses decreased by $0.35 million, or 36.1%, to $0.62 million for the third quarter of 2018 from $0.97 million for the same period of last year. The decrease in distribution and selling expenses was mainly due to decreased marketing and advertising expenses.

Administrative expenses decreased by $0.67 million, or 43.9%, to $0.86 million for the third quarter of 2018 from $1.54 million for same period of last year. The decrease in administrative expenses was mainly due to the decreased expenses for external designing service and client entertainment.

Total loss from operations was $0.77 million for the third quarter of 2018, compared to operating loss of $5.52 million for the same period of last year. Operating loss margin was 21.7% for the third quarter of 2018, compared to operating loss margin of 116.4% for the same period of last year.

Income (Loss) before Income Taxes

Loss before income taxes was $0.80 million for the third quarter of 2018, compared to loss before taxes of $5.54 million for the same period of last year.

Income tax expense was $0.18 million for the third quarter of 2018, compared to income tax expense of $1.22 million for the same period of last year.

About KBS Fashion Group Limited

Headquartered in Shishi, China, KBS Fashion Group Limited, through its subsidiaries, is engaged in the business of designing, manufacturing, selling and distributing its own casual menswear brand, KBS, through a network of 38 KBSbranded stores (as of September 30, 2018) and over a number of multi-brand stores. To learn more about the Company, please visit its corporate website at www.kbsfashion.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of KBS Fashion Group Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Lisa Tu
Chief Financial Officer
T: +86 158-5972-2469
E: lingsantu@hotmail.com

- Tables Below –

KBS Fashion Group Limited

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Stated in US Dollars)

	2018/09/30	2017/09/30
Current assets
Cash and cash equivalents	20,219,652	21,262,243
Trade and other receivables	12,695,833	16,868,533
Other receivables and prepayments	454,126	448,978
Related parties receivables	-	174,162
Inventories	3,369,305	8,476,558
Subsidies prepaid to distributors	-	-
Prepayments and premiums under operating leases	540,967	85,577
Prepaid lease payments
Total current assets	37,279,883	47,316,051

Non-current assets
Prepayments and premiums under operating leases	2,054,424	2,555,500
Prepayment for construction of new plant	-	-
Prepayment for acquisition of land use right	-	-
Construction in progress	-	-
Property, plant and equipment	25,346,271	27,776,177
Prepaid lease payments	605,605	642,249
Deferred tax asset	9,847,735	7,626,294
Total non-current assets	37,854,036	38,600,219

Total assets	75,133,919	85,916,270

Current liabilities
Short-term loans	1,090,243	1,582,064
Trade and other payables	4,913,871	4,922,507
Related parties payables	491,885	5,759,740
Income tax payable	-	(388,038)
Total current liabilities	6,495,999	11,876,273

Warrant liabilities	-

Total liabilities	6,495,999	7,282,509

Equity
Common stock	227	2,867
Additional paid-in capital	8,000,561	6,683,501
Capital reserve	184,272	184,272
Surplus reserve	6,084,836	6,084,836
Retained earnings	61,168,114	69,887,114
Foreign currency translation reserve	(6,800,088)	(8,802,592)
Total equity	68,637,921	74,039,997

Total liabilities and equity	75,133,920	85,916,271

KBS Fashion Group Limited

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME(LOSS)

(Stated in US Dollars)

	Three months ended September 30
	2018	2017
	USD	USD

Revenue	3,551,058	4,741,848
Cost of sales	(2,859,205)	(6,311,858)
Gross profit	691,853	(1,570,010)
GP ratio	19%	-33%

Other income	33,686	14,584
Other gains and losses	(17,421)	(1,457,367)
Distribution and selling expenses	(619,185)	(969,300)
Administrative expenses	(860,708)	(1,535,121)
Operating profit	(771,775)	(5,517,214)

Finance costs	(28,853)	(24,554)
Change in fair value of warrant liabilities	-	-
Profit before tax	(800,628)	(5,541,767)

Income tax expense	183,496	1,224,400
Profit for the year	(617,132)	(4,317,367)

Other comprehensive income
-Currency translation differences	(3,724,998)	(2,174,474)
Total comprehensive income	(4,342,130)	(6,491,841)

Attributable to:
Owner of the Company	(4,342,130)	(6,491,841)
Minority interests	-	-
Outstanding shares	2,228,497	1,818,634
Profit per share-basic and diluted	-0.2769	-1.2622
NON-GAAP Profit per share-basic and diluted	-0.2769	-1.2622

KBS Fashion Group Limited

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW

(Stated in US Dollars)

	2018	2017
	USD	USD
Operating activities
Profit before tax	(617,123)	(4,317,367)
Adjustments for:		-
Finance costs	28,853	(24,554)
change in fair value of warrant liabilities	-	0
Interest income	(16,888)	(19,167)
Bad debt allowance		(1,458,441)
Share based compensation		629,950
Depreciation of property, plant and equipment	369,799	383,048
Amortisation of prepaid lease payments and trademark	3,526	3,623
Amortisation of subsidies prepaid to distributors	-	-
Amortisation of prepayments and premiums under operating leases	76,107	26,683
Provision (Reversal) of inventory obsolescence	13,559	(16,030)
Loss (gain) on disposal of property, plant and equipment	(1,338)	-

Operating cash flows before movements in working capital	(2,858,633)	(4,792,255)

(Increase) / Decrease in trade and other receivables	(1,359,254)	8,228,019
(Increase) / Decrease in prepayments and deferred expenses	(185,546)	854,379
Subsidies prepaid to distributors	-	-
(Increase) / Decrease in related parties receivables	(613,971)	(4,866,433)
(Increase) / Decrease in inventories	(130,327)	76,080
Increase / (Decrease) in trade and other payables	-	(2,417)
Increase / (Decrease) in related parties payables	(96,670)	5,837,288
Cash generated from operations	(2,529,275)	5,334,662
Deferred income tax	(183,493)	(1,224,400)
Income taxes paid	-	28,197
Net cash from operating activities	(2,712,768)	4,138,459

Investing activities
Interest received	42,538	19,167
Prepayments and premiums paid under operating leases	-	-
withdraw the prepayments and premiums paid under operating leases	-	-
Subsidies prepaid to distributors	-	-
Prepayment for construction of new plant	-	-
Prepayment for acquisition of land use right	-	-
Purchase of property, plant and equipment and construction in process	(23)	(948,204)
Prepayment on prepaid lease payments	-	-
Proceeds on disposal of property, plant and equipment	-	-
Net cash used in investing activities	21,523	(929,038)

Financing activities
Advances from related parities	(66,645)	-
Repayment to related parties	-	-
Interest paid	(28,853)	24,554
New bank loans raised	-	-
Payment of bank loans	(438,590)	-
Shares issued	-	-
Net cash used in financing activities	(534,088)	24,554
Net increase in cash and cash equivalent	(3,204,340)	3,233,975
Effects of currency translation	(699,118)	(5,303,989)
Cash and cash equivalents at beginning of year	24,123,110	23,332,257
Cash and cash equivalents at end of year	20,219,652	21,262,243